UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                --------------------------------------------

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                           (Amendment No._____)*

                            Torch Offshore, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 891019101
------------------------------------------------------------------------------
                               (CUSIP Number)

                             December 31, 2001
------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               |_|  Rule 13d-1(b)
               |_|  Rule 13d-1(c)
               |X|  Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891019101                  13G                   PAGE 2 OF 12 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Riverside Investments, LLC

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |X|
           (b) |_|

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                             5     SOLE VOTING POWER
             NUMBER OF
               SHARES              792,336

            BENEFICIALLY     6     SHARED VOTING POWER
              OWNED BY
                EACH

             REPORTING       7     SOLE DISPOSITIVE POWER
               PERSON
                WITH               792,336

                             8     SHARED DISPOSITIVE POWER

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Approximately 6.0%, or approximately 6.3% (if the shares reported as beneficially owned by Lime Rock are included).

   12      TYPE OF REPORTING PERSON (See Instructions)

           OO

CUSIP NO. 891019101                  13G                   PAGE 3 OF 12 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Beacon Group Energy Investment Fund II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |X|
           (b) |_|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                             5     SOLE VOTING POWER
             NUMBER OF
               SHARES              792,336

            BENEFICIALLY     6     SHARED VOTING POWER
              OWNED BY
                EACH

             REPORTING       7     SOLE DISPOSITIVE POWER
               PERSON
                WITH               792,336

                             8     SHARED DISPOSITIVE POWER

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Approximately 6.0%, or approximately 6.3% (if the shares reported as beneficially owned by Lime Rock are included).

   12      TYPE OF REPORTING PERSON (See Instructions)

           PN

CUSIP NO. 891019101                  13G                   PAGE 4 OF 12 PAGES

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Beacon Energy Investors II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |X|
           (b) |_|

    3      SEC USE ONLY

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                             5     SOLE VOTING POWER
             NUMBER OF
               SHARES              792,336

            BENEFICIALLY     6     SHARED VOTING POWER
              OWNED BY
                EACH

             REPORTING       7     SOLE DISPOSITIVE POWER
               PERSON
                WITH               792,336

                             8     SHARED DISPOSITIVE POWER


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Approximately 6.0%, or approximately 6.3% (if the shares reported as beneficially owned by Lime Rock are included).

   12      TYPE OF REPORTING PERSON (See Instructions)

           PN

CUSIP NO. 891019101                  13G                   PAGE 5 OF 12 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Energy Fund II GP, LLC

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |X|
           (b) |_|

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                             5     SOLE VOTING POWER
             NUMBER OF
               SHARES              792,336

            BENEFICIALLY     6     SHARED VOTING POWER
              OWNED BY
                EACH

             REPORTING       7     SOLE DISPOSITIVE POWER
               PERSON
                WITH               792,336

                             8     SHARED DISPOSITIVE POWER


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Approximately 6.0%, or approximately 6.3% (if the shares reported as beneficially owned by Lime Rock are included).

   12      TYPE OF REPORTING PERSON (See Instructions)

           OO

CUSIP NO. 891019101                  13G                   PAGE 6 OF 12 PAGES


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Friends of Lime Rock LP

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a) |X|
           (b) |_|

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

                             5     SOLE VOTING POWER
             NUMBER OF
               SHARES              38,497

            BENEFICIALLY     6     SHARED VOTING POWER
              OWNED BY
                EACH

             REPORTING       7     SOLE DISPOSITIVE POWER
               PERSON
                WITH               38,497

                             8     SHARED DISPOSITIVE POWER


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           38,497 Shares (consisting of (i) 38,381 shares and (ii) options to purchase 116 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

   10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) |_|


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Approximately 0.3%, or approximately 6.3% (if the shares reported as beneficially owned by Riverside are included).

   12      TYPE OF REPORTING PERSON (See Instructions)

           PN

                                SCHEDULE 13G

     This Statement on Schedule 13G, relating to the common stock, par value $0.01 per share (the "Common Stock"), issued by Torch Offshore, Inc, a Delaware corporation (the "Issuer"), is being filed by and on behalf of Riverside Investments, LLC ("Riverside"), The Beacon Group Energy Investment Fund II, L.P. ("Fund II"), Beacon Energy Investors II, L.P. ("Investors II"), Energy Fund II GP, LLC ("Energy"), and Friends of Lime Rock LP (Lime Rock") (collectively, the "Reporting Persons"). Fund II is the sole managing member of Riverside. Investors II is the sole general partner of Fund II. Energy is the sole general partner of Investors II. The percentages reported herein are based on there being 13,112,546 shares of Common Stock outstanding as reported in the Form 10-Q of the Issuer filed on November 13, 2001.

Item 1(a).   Name of Issuer:

             Torch Offshore, Inc.  (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

             401 Whitney Avenue, Suite 400
             Gretna, LA 70056-259

Item 2(a).   Name of Person Filing:

             This Schedule 13G is filed by Riverside, Fund II, Investors II, Energy, and Lime Rock.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The business address of Riverside, Fund II, Investors II, and Energy is 1221 Avenue of the Americas, 40th Floor, New York, NY 10020. The business address of Lime Rock is 518 Riverside Avenue, Rear Building, 2nd Floor, Westport, CT 06880.

Item 2(c).   Citizenship:

             Each of the Reporting Persons is a citizen of Delaware.

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share.

Item 2(e).   CUSIP Number:

             891019101

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:

             (a) [ ] Broker or dealer registered under section 15 of the
                 Act (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                 U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e) [ ] An investment adviser in accordance
                 withss.240.13d-1(b)(1)(ii)(E).

             (f) [ ] An employee benefit plan or endowment fund in
                 accordance withss.240.13d-1(b)(1)(ii)(F).

             (g) [ ] A parent holding company or control person in
                 accordance withss.240.13d-1(b)(1)(ii)(G).

             (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j) [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

             If this statement is filed pursuant toss.240.13d-1(c), check this box [ ].

Item 4.      Ownership

      Riverside
      ---------

      (a) Amount beneficially owned: 792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

      (b) Percent of class: Approximately 6.0% of the outstanding Common Stock, or approximately 6.3% of the outstanding Common Stock (if the shares reported as beneficially owned by Lime Rock are included) (such percentages computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 792,336 (or
                830,833)

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                792,336 (or 830,833)

          (iv)  Shared power to dispose or to direct the disposition of:

      Fund II
      -------

      (a) Amount beneficially owned: 792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

      (b) Percent of class: Approximately 6.0% of the outstanding Common Stock, or approximately 6.3% of the outstanding Common Stock (if the shares reported as beneficially owned by Lime Rock are included) (such percentages computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 792,336 (or
                830,833)

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                792,336 (or 830,833)

          (iv)  Shared power to dispose or to direct the disposition of:

      Investors II
      ------------

      (a) Amount beneficially owned: 792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

      (b) Percent of class: Approximately 6.0% of the outstanding Common Stock, or approximately 6.3% of the outstanding Common Stock (if the shares reported as beneficially owned by Lime Rock are included) (such percentages computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 792,336 (or
                830,833)

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                792,336 (or 830,833)

          (iv)  Shared power to dispose or to direct the disposition of:

      Energy
      ------

      (a) Amount beneficially owned: 792,336 Shares (consisting of (i) 789,952 shares and (ii) options to purchase 2,384 shares), or 830,833 Shares (if the shares reported as beneficially owned by Lime Rock are included).

      (b) Percent of class: Approximately 6.0% of the outstanding Common Stock, or approximately 6.3% of the outstanding Common Stock (if the shares reported as beneficially owned by Lime Rock are included) (such percentages computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 792,336 (or
                830,833)

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                792,336 (or 830,833)

          (iv)  Shared power to dispose or to direct the disposition of:

      Lime Rock
      ---------

      (a) Amount beneficially owned: 38,497 Shares (consisting of (i) 38,381 shares and (ii) options to purchase 116 shares), or 830,833 Shares (if the shares reported as beneficially owned by Riverside are included).

      (b) Percent of class: Approximately 0.3% of the outstanding Common Stock, or approximately 6.3% of the outstanding Common Stock (if the shares reported as beneficially owned by Riverside are included) (such percentages computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

      (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 38,497 (or
                830,833)

          (ii)  Shared power to vote or to direct the vote:

          (iii) Sole power to dispose or to direct the disposition of:
                38,497 (or 830,833)

          (iv)  Shared power to dispose or to direct the disposition of:

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.

             Riverside and Lime Rock have an agreement with regards to the voting and disposition of all shares of Common Stock beneficially owned by each party.

Item 9.      Notice of Dissolution of Group.

             Not Applicable.

Item 10.     Certifications.

             Not Applicable.

                               Signature Page
                               --------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002
                                     RIVERSIDE INVESTMENTS, LLC
                                     By: The Beacon Group Energy
                                     Investment Fund II L.P., its managing
                                     member
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     THE BEACON GROUP ENERGY
                                     INVESTMENT FUND II, L.P.
                                     By: Beacon Energy Investors II L.P., its
                                     general partner
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     BEACON ENERGY INVESTORS II. L.P.
                                     By:  Energy Fund II GP, LLC, its general
                                     partner.
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     ENERGY FUND II GP, LLC
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     FRIENDS OF LIME ROCK LP
                                     By:  Lime Rock Partners LLC, its
                                     general partner.
                                     By  /s/ John Reynolds
                                        -----------------------------------
                                     Name:   John Reynolds
                                     Title:  Managing Member

                                 Exhibit A

                           Joint Filing Agreement

The undersigned agree that the foregoing Statement on Schedule 13G is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  February 14, 2002
                                     RIVERSIDE INVESTMENTS, LLC
                                     By: The Beacon Group Energy
                                     Investment Fund II L.P., its managing
                                     member
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     THE BEACON GROUP ENERGY
                                     INVESTMENT FUND II, L.P.
                                     By: Beacon Energy Investors II L.P., its
                                     general partner
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     BEACON ENERGY INVESTORS II. L.P.
                                     By:  Energy Fund II GP, LLC, its general
                                     partner.
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     ENERGY FUND II GP, LLC
                                     By  /s/ Bryan Martin
                                        -----------------------------------
                                     Name:   Bryan Martin
                                     Title:  Authorized Signatory

                                     FRIENDS OF LIME ROCK LP
                                     By:  Lime Rock Partners LLC, its
                                     general partner.
                                     By  /s/ John Reynolds
                                        -----------------------------------
                                     Name:   John Reynolds
                                     Title:  Managing Member